Exhibit (a)(3)

KLA-TENCOR CORPORATION

OFFER TO AMEND OR REPLACE ELIGIBLE OPTIONS

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions that you may have about the Offer to Amend or Replace and the accompanying Letter of Transmittal (which, together with the Stock Option Amendment and Special Bonus Agreement, as they may each be amended or supplemented from time to time, constitute the “Offer”). We urge you to read carefully the Offer because the information in this summary is not complete and does not contain all of the information that is important to you.

1.	WHEN DOES THE OFFER COMMENCE?

The commencement date of the Offer is May 16, 2007.

2.	WHEN DOES THE OFFER EXPIRE?

The Offer will expire on June 14, 2007, at 11:59 p.m. Pacific Time, unless we extend the Offer. If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. Eastern Time on the next business day following the previously-scheduled expiration date of the Offer.

3.	HOW AND WHEN DO I TENDER MY ELIGIBLE OPTIONS?

In order to tender one or more of your Eligible Options for amendment or replacement pursuant to the Offer, you must properly complete, sign and date your Letter of Transmittal and deliver it to KLA-Tencor Corporation, 160 Rio Robles, San Jose, California 95134, Attn: Tracy Laboy, either by mail, courier, hand delivery or facsimile ((408) 875-6677). We must receive your completed Letter or Transmittal before 11:59 p.m. Pacific Time on June 14, 2007. If we extend the Offer beyond that time, you must deliver your completed and signed Letter of Transmittal before the extended expiration date of the Offer.

We will not accept delivery of any Letter of Transmittal after expiration of the Offer. If we do not receive a properly completed and signed Letter of Transmittal from you before the expiration of the Offer, we will not accept your Eligible Options for amendment or replacement. Those options will not be amended or replaced pursuant to this Offer, and no Cash Bonus will be paid with respect to those options.

We reserve the right to reject any or all tenders of Eligible Options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we intend to accept all properly and timely tendered Eligible Options that are not validly withdrawn. Subject to our rights to extend, terminate or amend the Offer, we currently expect that we will accept all properly tendered Eligible Options upon the expiration of the Offer, and we will amend or replace those options on the next business day thereafter.

4.	DURING WHAT PERIOD OF TIME MAY I WITHDRAW MY PREVIOUSLY TENDERED OPTIONS?

You may withdraw your tendered Eligible Options at any time before 11:59 p.m. Pacific Time on June 14, 2007 (or any extended expiration date of the Offer). To withdraw your tendered options, you must send to us, either by delivery at 160 Rio Robles, San Jose, California 95134, Attn: Tracy Laboy or by facsimile at (408) 875-6677, a properly completed and signed Withdrawal Form, with the required information while you still have the right to withdraw those options. Once you have withdrawn your Eligible Options, you may re-tender those options pursuant to this Offer only if you again comply with the tender procedures as described in this document and the Letter of Transmittal prior to the expiration of the Offer.

5.	WHAT DO I DO IF I FIND AN ERROR REGARDING MY ELIGIBLE OPTIONS IN THE LETTER OF TRANSMITTAL?

If you think there is an error in the information contained on your Letter of Transmittal, please contact Tracy Laboy at (408) 875-7131 or tracy.laboy@kla-tencor.com.

6.	WHERE CAN I OBTAIN A COPY OF THE LETTER OF TRANSMITTAL AND STOCK OPTION AMENDMENT AND SPECIAL BONUS AGREEMENT?

Your individualized Letter of Transmittal will be sent to you promptly after the commencement of the Offer. To obtain another copy of the Letter of Transmittal and Stock Option Amendment and Special Bonus Agreement, please contact Tracy Laboy at (408) 875-7131 or tracy.laboy@kla-tencor.com.

7.	WHAT WILL HAPPEN TO MY TENDERED OPTIONS?

If KLA-Tencor accepts your tendered options pursuant to the terms of the Offer, then each of those options will be amended to increase the exercise price per share to the lower of (i) the fair market value per share of KLA-Tencor common stock on the actual date on which that option was granted and (ii) the closing price per share of such common stock on the date on which the option is amended.

However, if an Eligible Option you tender for amendment has an exercise price per share at or above the closing price per share of KLA-Tencor common stock on the amendment date, that option will be canceled on that date and immediately replaced with a new option that is exactly the same as the canceled option, including the same exercise price per share and no loss of vesting or change to the expiration date, but with a new grant date. Such cancellation and re-grant is necessary in order to avoid adverse taxation of that option under IRC Section 409A.

8.	WHAT ARE SOME OF THE KEY DATES TO REMEMBER?

The commencement date of the Offer is May 16, 2007.

The Offer will expire at 11:59 pm Pacific Time on June 14, 2007 (unless we extend it).

The Eligible Options will be amended or replaced on June 15, 2007 (unless we extend the Offer).

The cash bonus will be paid on the KLA-Tencor’s first regularly scheduled payroll date following January 1, 2008, which is scheduled to be January 10, 2008.

9.	WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

For additional information or assistance, you should contact Tracy Laboy at (408) 875-7131 or tracy.laboy@kla-tencor.com.

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